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                          October 29, 2021

       Richard Waldron
       Chief Financial Officer
       BioAtla, Inc.
       11085 Torreyana Road
       San Diego, California 92121

                                                        Re: BioAtla, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260440

       Dear Mr. Waldron:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
McCann at (202) 551-6262 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Niki Fang, Esq.